PASSPORT POTASH INC.	608, 1199 West Pender Street Vancouver, B. C. V6E 2R1 T 604-687-0300 F 604-687-0151 www.passportpotash.com
August 9, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attention:        Tiffany Piland

Dear Sirs/Mesdames:

Re:      Passport Potash Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed July 22, 2013
            SEC File No.: 000-54751

            Further to the Company's Preliminary Proxy Statement filed with the Securities and Exchange Commission (the "Commission") on Schedule 14A, and all amendments filed with respect thereto, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure and response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Passport Potash Inc.

By: /s/John Eckersley

       John Eckersley,
       Executive Vice President